51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
August 2, 2023
Item 3   News Release
The news release dated August 9, 2023 was disseminated through Stockwatch and Market News on August 9, 2023.
Item 4   Summary of Material Change
On August 2, 2023, the Company appointed Jamie Mackay to its board of directors.
Jamie Mackay is currently the CEO of Mackay Developments, Founder of Wheelhaus, Fireside Resorts and Vurtical. Jamie has extensive experience in large commercial, residential, and mixed-use real estate developments across the United States. Jamie, as a seasoned entrepreneur, has successfully managed numerous private startups. Having engaged with numerous entities across many different sectors as both an investor and as a member of management, Jamie brings a unique perspective.
Item 5   Full Description of Material Change
5.1          Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
Not applicable.
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:             Andrew Schutte, CEO and President
Telephone:         604.248.8693

Item 9   Date of Report
August 9, 2023